Management's Discussion and Analysis For the three and nine months ended October 31, 2023 (Expressed in U.S. Dollars)

GENERAL

C21 Investments Inc. (the "Company", "C21", "we", "us" and "our") was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Company's common shares (the "Common Shares") were delisted from the TSX Venture Exchange and on June 18, 2018, the Common Shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol CXXI. The Company registered its Common Shares in the United States ("U.S.") and on May 6, 2019, its Common Shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company upgraded to trading on the OTCQX Best Market.

The Company's unaudited interim condensed consolidated financial statements for the three and nine months ended October 31, 2023, were authorized for issuance on December 14, 2023 by the Board.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in Nevada, U.S.A. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Nevada spanning the entire cannabis supply chain.  With the winding down and sale of its Oregon licenses and operations, the Company presents its Oregon operations as 'held for sale' on the Balance Sheet and as 'discontinued operations' in the Income Statement.

The Company's management team has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology and venture capital.  Management also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Strategic Focus and Growth

Our operations in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers.  Building around this strong core we have accomplished much since the beginning of the Company's fiscal year 2024:

- On September 7, 2023, the Company appointed Aron Swan as its Chief Operating Officer.  C21 has established the COO role to support the Company's long-term growth objectives. Aron Swan has been the long-standing Head of Operations and was responsible for the build-out and expansion of C21's Nevada operations, including managing a team of more than 100 employees, developing strong vendor relationships, and ensuring rigorous compliance standards. He has been integral to Silver State Relief since its inception in 2015 and has been instrumental in running our business and managing our growth initiatives.  Aron is leading our strategic growth objectives as we pursue expansion in our market.

- On June 1, 2023, the Company paid the final instalment on the $30 million secured promissory note owing to the Company's President and Chief Executive Officer (the "Newman Note").  The Company had been repaying this note at $0.5 million per month ($6.1 million per year).

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- With the repayment of the Newman Note, the debt secured against the Company's assets held in Nevada has been fully discharged and the security and pledge agreements in connection with the debt were terminated.

- The repayment of the Newman Note enables the Company to pursue its strategic growth plans.

- On March 9, 2023, the Company executed a settlement agreement to terminate the lease-to-own arrangement for certain licenses, land and equipment in Southern Oregon.  The third-party lessee failed to make the minimum payments under the arrangement and the Company exercised its right to terminate the relationship. As part of the settlement agreement, the third-party lessee paid $500,000 as consideration for two Oregon Liquor and Cannabis Commission ("OLCC") recreational cannabis production licenses.  The Company retains the land, building and equipment, which are being listed for sale.

- On February 13, 2023, the Company announced it had negotiated the cancellation of most of the earn out share obligations pursuant to the Swell Purchase agreement. The Company entered into agreements with certain Swell vendors to extinguish the Company's obligation to issue 4,792,800 common shares in exchange for a one-time payment of $575,136, leaving only 1,207,200 Swell earn out shares remaining.

The Company's strategic Initiatives over the next 12 months include: (i) extending our Nevada retail footprint where we have a proven track record of success and (ii) continuing our disciplined approach to growth and financing.

As the Company has discontinued its Oregon operations, the discussion in this MD&A focusses primarily on the Company's Nevada operations.

NEVADA

The Company acquired Silver State Relief and Silver State Cultivation ("Silver State") on January 1, 2019.  The Nevada business operates in Sparks and Fernley, Nevada.

Cultivation, Processing and Wholesale

Through Silver State in Nevada, the Company operates its indoor cultivation and processing out of a 104,000 square foot facility now with 37,000 square feet of cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State completed a $3 million expansion of its grow facility in April 2022, more than doubling capacity to 11,500 pounds of biomass with 8,100 pounds of flower and 3,300 pounds of trim annually.  An additional 30,000 sq ft of cultivation can be built out on future expansion of Nevada retail footprint, which should produce an additional 6,000 pounds per annum of high-quality flower.

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands make up over 60% of sales in the dispensaries.  With the increased production available, wholesale sales amounted to $2.2 million during the year ended January 31, 2023 ($0.6 million in prior year).

Retail

The Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, Nevada, and a 6,000-square foot dispensary located in Fernley, Nevada collectively servicing a total of more than 125,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.  The Nevada industry has seen sales slow from the peak in March/April 2021.  This is consistent with sales trends across other states.  Silver State had total retail sales of $26.8 million during the year ended January 31, 2023 as compared to $32.4 million in the prior year.

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INTERIM MD&A - QUARTERLY HIGHLIGHTS

Operations

LAST EIGHT QUARTERS	(000's unless noted)
For the 3 months ended	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22	31-Jul-22	30-Apr-22	31-Jan-22
Inventory	2,839	3,038	3,514	4,174	5,549	5,415	4,728	4,054

Revenues	6,882	7,162	7,692	7,033	7,207	7,175	7,472	7,655
Income (loss) from continuing operations before taxes & FV gain/loss derivative	206	206	597	(718)	1,264	1,368	1,535	1,515

Adjusted EBITDA	943	972	1,561	937	1,906	2,211	2,392	2,318
Income (loss) from continuing operations	(357)	(397)	(387)	(1,405)	237	1,512	1,037	(12)
*per common share, basic & diluted	(0.00)	(0.00)	(0.00)	(0.01)	0.00	0.01	0.01	0.00
Profit (loss) attributable to owners	(376)	(416)	(471)	(2,119)	249	1,857	307	(1,993)
*per common share basic & diluted	(0.00)	(0.00)	(0.00)	(0.02)	0.00	0.02	0.00	(0.02)

With the completion of the expansion of our grow operation in early 2022, our cultivation operations began producing more Flower than our stores sell.  Since the peak in the cannabis markets during the COVID-19 pandemic, we have seen weakening demand and increased supply in the cannabis markets, especially in wholesale markets, followed by falling prices. This caused our inventories (see table above) to spike in calendar year 2022 to a peak of $5.5 million at Oct 31, 2022.  We started a strategic shutdown of cultivation rooms on a rotating basis late in the quarter ending Oct 31, 2022, and performed maintenance on rooms as needed.  Due to various inefficiencies caused by the shutdown we also experienced lower flower yields.  In the quarter ending Jan 31, 2023, one large cultivator ceased operations which has spurred a recovery in both price and volume in our wholesale business.  Inventory levels have returned to normal levels and harvest operations and yields returned to normal in April 2023.  The current quarter ending October 2023 continues the return to stability for our harvest operations and inventory levels.

Income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the tax code and the fair value gain or loss on derivative liability is a large non-cash item on the income statement.  Therefore, the measure of income from continuing operations before these two items, in the quarterly table above, is a useful measure.

Adjusted EBITDA has fallen over the past eight quarters together with the fall in revenues discussed above and the fall in gross profit which is discussed below.  See Non-GAAP measures below.

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Summary derived from the Company's consolidated financial statements:

PROFIT AND LOSS	Q3	Q2	Q1	Q4	Q3
	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22
Revenues- Retail	$6,433,991	6,383,974	6,193,356	6,248,051	6,733,103
Wholesale	448,087	778,133	1,498,847	785,001	474,301
Revenue	$6,882,078	7,162,107	7,692,203	7,033,052	7,207,404
Inventory expensed to cost of sales	4,129,429	4,331,192	4,972,344	5,383,213	3,303,066
Gross profit	2,752,649	2,830,915	2,719,859	1,649,839	3,904,338
	40.0%	39.5%	35.4%	23.5%	54.2%
Expenses
General and administration	2,006,623	2,103,082	1,646,823	1,761,521	1,980,999
Sales, marketing, and promotion	17,465	17,284	17,121	18,208	26,366
Operating lease cost	147,844	147,844	147,844	147,843	147,844
Depreciation and amortization	355,536	346,294	347,578	340,664	341,782
Share based compensation	5,499	5,595	5,507	20,803	31,788
Total expenses	2,532,967	2,620,099	2,164,873	2,289,039	2,528,779

Income (loss) from operations	219,682	210,816	554,986	(639,200)	1,375,559
Other items
Interest expense	-	(3,956)	(31,254)	(60,530)	(98,657)
Other Income (loss)	(13,800)	(921)	73,695	(18,723)	(13,173)
Change in fair value of derivative liabilities	-	-	(392,155)	(14,830)	127,813

Income (loss) before before taxes	205,882	205,939	205,272	(733,283)	1,391,542
Income tax expense	(563,100)	(602,674)	(592,426)	(672,164)	(1,154,189)
Income from continuing operations	(357,218)	(396,735)	(387,154)	(1,405,447)	237,353
Income (loss) from discontinued operations	(18,932)	(19,351)	(83,891)	(713,712)	11,154
Net income (loss)	(376,150)	(416,086)	(471,045)	(2,119,159)	248,507

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations.  Third Quarter 2024 ("Q3") total revenues were down at $6.9 million versus the prior year Q3 of $7.2m and decreased by 4% sequentially from Q2 ending July 31, 2023. Retail revenues in Q3 were $6.4 million versus prior year Q3- $6.7 million, and increased sequentially versus July 31, 2023 by $50,000.  Wholesale revenues in Q3 decreased to $0.45 million versus Q3 prior year of $0.47 million, and decreased sequentially from Q2 ending July 31, 2023 of $0.78 million.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  With the expansion of our cultivation facility our cost of production has come down due to economies of scale.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" Sequentially in the past two quarters gross profit % has increased to 40.0% (Q3 ending October 31, 2023) from 39.5% (Q2 ending July 31, 2023) and decreased over the past 12 months (and versus prior year Q3 ending October 31, 2022 of 54.2%).  This is due to several factors, including the strategic shutdown of the cultivation operations as discussed on the previous page, retail price discounting that started in December 2023, and our decision to begin awarding loyalty points to our recreational customers, all eroding margins. Our strategic shutdown of the cultivation operations ended in March 2023 and harvest production and yields returned to normal in April 2023.

"Income from operations" for Q3 is at $0.2 million, flat sequentially versus Q2 of $0.2 million, and down from prior year Q3 of $1.4 million. This result is mainly due to a fall in Gross Profit as discussed above in "Gross Profit" and also discussed above in Operations.

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Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  Q3 costs of $2.0 million was flat versus the prior year Q3.

"Operating lease cost" is the cost of leases not included in cost of sales and was $147,844 for Q3 versus $147,844 in prior year Q3.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in Q3 was $0.36 million versus $0.34 million in prior year Q3.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.

Other Items

"Interest expense" in Q1 was $nil versus $98,657 in the prior year Q3 due to repayment of interest-bearing debt.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn-out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period will result in a reduction in net income and vice versa.  In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment.  Of the 6.0 million original Swell Earn-Out shares 1.2 million remain outstanding. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain.

"Provision for income taxes" in Q3 of $0.6 million is down versus prior year Q3 due to deferred tax adjustments in prior year.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'.  The revenues and expenses pertaining to the Oregon operations are shown in this line item.  We have had no active business in Oregon since early 2022.  The effect of this treatment is to lower our revenues (Q3 -$nil, prior year Q3-$nil) and increase our gross profit (Q3-$nil, prior year Q3-$3,311) and increase our income from operations and net income (Q3-$nil, prior year Q3- $117,672).  There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry.  Effective March 27, 2023, the Company reached a settlement with its central Oregon landlord with respect to its three remaining leases in Oregon, including an early termination of such leases, in exchange for an abatement of one month of the Company's rent applied to each respective lease.  This is recorded in the year end FY2023 accounts.  The Company maintains fee simple ownership of real property in central and southern Oregon, which are listed for sale.

Non-GAAP Financial Measures

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match the current presentation.

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ADJUSTED EBITDA - Quarters ending
	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22

Net income (loss)	(376,150)	(416,086)	(471,045)	(2,119,159)	248,507

Interest & accretion	-	3,956	31,254	60,530	98,657
Provision for taxes	563,100	602,674	592,426	672,164	1,154,189
Depreciation and amortization	355,536	346,294	347,578	340,664	341,782
Depreciation and interest in COS	203,092	203,092	203,092	203,091	203,093
EBITDA	745,578	739,930	703,305	(842,710)	2,046,228

Change in FV of derivative liability	-	-	392,155	14,830	(127,813)
Share based compensation	5,499	5,595	5,507	20,803	31,788
Loss (gain) discontinued operations	18,932	19,351	83,891	713,712	(11,154)
One-time special project costs	159,000	-	-	-	206,459
Production curtailment, inventory adjustments	-	206,000	450,000	1,012,000	(253,000)
Other gain/loss	13,800	921	(73,695)	18,723	13,173
Adjusted EBITDA	942,809	971,797	1,561,163	937,358	1,905,681

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

The following table summarizes free cash flow of the Company over the past five quarters:

FREE CASH FLOW
For the 3 months ended	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22

Cash provided by operating activities of continuing operations	(110,329)	1,649,786	1,204,347	1,215,735	1,443,585
Purchases of property and equipment	(259,343)	(202,182)	(41,803)	(9,071)	(11,095)
	(369,672)	1,447,604	1,162,544	1,206,664	1,432,490

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RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable, accrued liabilities, and promissory note payable is as follows:

	October 31, 2023	January 31, 2023
	$	$
Due to the President and CEO	0	2,043,019
Lease liabilities due to a company controlled by the CEO	5,023,085	8,953,425
Due to the CFO of the Company	575	692
	5,023,660	10,997,136

"Due to the President and CEO" consists of the Newman Note principal and interest and reimbursable expenses incurred in the normal course of business.  The Newman Note, issued to the President and CEO when the Company purchased Silver State in 2019, the Newman Note was fully repaid on June 1, 2023.  The drop in related party lease liabilities above is due to the sale by the CEO of both dispensary buildings to a third party.

A summary of the Company's transactions with related parties including key management personnel for the nine months ended October 31, 2023, and 2022 is as follows:

	2023	2022
	$	$
Consulting fees paid to a director	20,000	95,000
Amounts paid to CEO or companies controlled by CEO for leases	814,771	927,000
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	2,078,229	4,991,354
Amounts paid to CEO or companies controlled by CEO for remuneration	153,846	153,846
Salary paid to directors and officers	319,676	304,599
Share based compensation including warrants and stock options for directors and officers	16,601	132,990
	3,022,565	4,412,244

Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and Newman Note principal and interest.  The CEO owns all three buildings (one building sold to a third party in this Q2) which Silver State operates from and a lease on each building was assumed by the Company upon the purchase of Silver State.  The Newman Note was issued when the Company purchased Silver State in 2019 and the Newman Note was fully repaid and satisfied, and security and pledge agreements terminated, on June 1, 2023.

CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS
	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at July 31, 2023
Trade and other payables	$2,733,249	$2,733,249	$2,733,249	$-	$-	$-
Finance lease payments (1)	8,660,493	13,533,535	1,350,458	2,819,532	2,985,693	6,377,853
Convertible debt (2)	1,156,259	1,156,259	1,156,259	-	-	-
Notes and other borrowings (3)	403,814	516,242	45,551	91,102	91,102	288,487
Total	$12,953,815	$17,939,285	$5,285,517	$2,910,634	$3,076,795	$6,666,340

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements. These relate to the Oregon Action in the section Legal Proceedings below.

(3) Amounts in the table reflect the contractually required principal payments payable under a mortgage.

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COVID-19 GLOBAL PANDEMIC

On March 11, 2020, the World Health Organization ("WHO") declared the novel coronavirus contagious disease outbreak and related adverse public health developments ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. While the WHO has declared an end to the COVID-19 pandemic on or about May 5, 2023, the lasting impacts of the pandemic and its impact on the economic environment is uncertain.  The public health crisis caused by COVID-19 and the actions taken and continuing to be taken by governments, businesses and the public have adversely affected, and may continue to adversely affect, our business, financial condition, and results of operations.

While the United States and other jurisdictions have relaxed restrictions implemented in response to the COVID-19 pandemic, the potential for new and more-transmissible variants, the situation remains dynamic and subject to rapid and possibly material changes.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to promote a culture of health, safety, and continuous improvement.  Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control and all orders from relevant provincial, state and local jurisdictions and authorities.

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

For a summary of the current legal proceedings, please refer to the Company's MD&A for the years ended January 31, 2023, and 2022 for detailed disclosure in this regard.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares.

As of October 31, 2023, there were:

- 120,047,814 Common Shares issued and outstanding;

- 1,250,000 options outstanding to purchase Common Shares, of which 1,049,999 options had vested;

- 3,240,000 warrants outstanding to purchase Common Shares; and

- no restricted share units ("RSUs") outstanding to purchase Common Shares.

- 793,093 acquisition shares to EFF vendors, yet to be issued.  See 'Legal Proceedings' later in this MD&A.

As of December 14, 2023 (the date of this MD&A) the Company had the following securities outstanding:

Type of Security	Number outstanding
Common Shares	120,047,814
Stock Options	1,250,000
Warrants	3,240,000
Acquisition shares	793,093
125,330,907

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MD&A are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with GAAP, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

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Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the Audit Committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. The Audit Committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES AND ESTIMATES

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. The Company's cash is deposited in bank accounts held with a major bank in Canada, a credit union in Washington, Nevada and Colorado.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management of the Company and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for three months ended July 31, 2023 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At October 31, 2023, the Company had cash of $1,905,089, a working capital deficit of $6,409,856.

The Company has generated significant positive cash flow for the nine months ended October 31, 2023, and the fiscal year ended January 31, 2023.  The Statement of Cash Flows for the nine months ended October 31, 2023, shows cash provided by continuing operations of $2.7 million ($6.0 million - year ended January 31, 2023)

The promissory note owing to the President and CEO was fully repaid as of June 1, 2023, for which the monthly payments were $0.5 million plus interest.  Other than lease liabilities, our largest liability at October 31, 2023, was income taxes payable of $8.5 million.  The Company does not have any significant capital expenditure plans in the next 12 months.  While operations' cash flow has slowed as our markets in general have slowed, we expect to continue to generate positive operations cash flow.  The repayment of the promissory note gives the Company flexibility to pursue its strategic growth plans.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, especially given the tightening interest rate environment since the beginning of 2022. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

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CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 73% of Americans live in a state where cannabis is legal in some form and 48% of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to an October 2022 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with roughly 10% saying cannabis should not be legal in any form.  In that survey, 88% of U.S. adults support legalizing cannabis either for medical and recreational use (59%) or medical use only (30%). These views have held steady since April 2021 polling from the Pew Research Center.  These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 40 states and the District of Columbia have now legalized adult-use and/or medical cannabis (with 21 states and the District of Columbia allowing adult-use cannabis), cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

Currently the Company only operates in the state of Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

FEDERAL REGULATORY ENVIRONMENT

As reported and alleged by Bloomberg, but unverified by the Biden Administration itself, nor corroborated through a United States Freedom of Information Act ("FOIA") request, in a letter dated August 29, 2023, the United States Department of Health and Human Services ("HHS"), through Assistant Secretary for Health, Rachel Levine, recommended the United States Drug Enforcement Administration ("DEA"), the agency with the final authority on changing the categorization of a substance under the CSA, recategorize marijuana under the CSA.  Specifically, HHS advised that the results of a United States Food and Drug Administration ("FDA") review of marijuana's classification indicated that it should be reclassified from a Schedule I drug to a Schedule III drug under the CSA.  Such a change is far from a forgone conclusion, but it would allow marijuana licensees to avoid the restrictions of Section 280E of the Code.  There has been some concern that a Schedule III reclassification could negatively impact state markets, with FDA potentially assuming a more hands-on role in marijuana regulation, however, FDA has unofficially taken the position that such a reclassification is unlikely to cause FDA to approach marijuana any differently than it does presently, as a Schedule I drug.

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For a complete summary of the Federal regulatory environment, please refer to the Company's MDA for the years ended January 31, 2023, and 2022, for detailed disclosure in this regard.

NEVADA REGULATORY UPDATE

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the years ended January 31, 2023, and 2022, for detailed disclosure in this regard.

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the years ended January 31, 2023, and 2022 for detailed disclosure in this regard.  The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

In the event of a federal rescheduling of marijuana under the CSA, short of removal from the CSA (i.e., descheduling), there is the risk that FDA takes a more hands on approach to marijuana regulation, in addition to existing state-based regulations.

FORWARD LOOKING STATEMENTS

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MD&A that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the lasting impact of the COVID-19 pandemic with potential reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all;  and the ability of the Company's operations to perform and continue in the ordinary course in light of the lasting impact of the COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the lasting impact of the COVID-19 pandemic and the continued impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.  The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

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